Exhibit 99.1
Cenntro’s Logistar 400 All Electric Commercial Vehicle Completes EPA Tests

Freehold, NJ – October 7, 2022 – Cenntro Electric Group Limited (NASDAQ: CENN) (“Cenntro” or “the Company”), a leading EV technology company with advanced, market-validated electric commercial vehicles, today announced that its All Electric Class 4 Logistar 400 (“LS400”) model has completed its EPA tests, a significant milestone that moves the LS400 closer to registration and customer sales in United States. The All Electric Class 4 LS 400, one of Cenntro’s main products, is purpose built for robust duty cycles of urban and suburban use and can support a wide range of payloads and applications.

“The completion of the LS400’s EPA testing standard is a critical milestone and validates that the LS400 can effectively meet the duty cycles of our target customers providing last mile delivery and vocational services in urban and suburban areas,“ said Peter Wang, Cenntro Chairman and CEO. “Completing the EPA range test is a significant step in the homologation process and places us one step closer to delivering the LS400 to customers,” concluded Wang.

About Cenntro Electric Group

Cenntro Electric Group Ltd. (or "Cenntro") (NASDAQ: CENN) is a leading designer and manufacturer of electric light and medium-duty commercial vehicles. Cenntro’s purpose-built ECVs are designed to serve a variety of organizations in support of city services, last-mile delivery, and other commercial applications. Cenntro plans to lead the transformation in the automotive industry through scalable, decentralized production, and smart driving solutions empowered by the Cenntro iChassis. As of December 31, 2021, Cenntro has sold or put into service more than 3,700 vehicles in over 25 countries across North America, Europe, and Asia. For more information, please visit Cenntro’s website at: www.cenntroauto.com.

Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as "may,'' "believe,'' "anticipate,'' "could,'' "should,'' "intend,'' "plan,'' "will,'' "aim(s),'' "can,'' "would,'' "expect(s),'' "estimate(s),'' "project(s),'' "forecast(s)'', "positioned,'' "approximately,'' "potential,'' "goal,'' "strategy,'' "outlook'' and similar expressions. Examples of forward-looking statements include, among other things, statements regarding assembly and distribution capabilities, decentralized production, and fully digitalized autonomous driving solutions. All such forward-looking statements are based on management's current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. For additional risks and uncertainties that could impact Cenntro’s forward-looking statements, please see disclosures contained in Cenntro's public filings with the SEC, including the "Risk Factors" in Cenntro's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2022 and which may be viewed at www.sec.gov.

Contacts

Investor Relations:

Chris Tyson
MZ North America
CENN@mzgroup.us
949-491-8235

Company Contact:

PR@cenntroauto.com
IR@cenntroauto.com